Sonic Automotive, Inc.	Exhibit 12.1

	Year Ended December 31,					Nine Months Ended September 30,
	(dollars in thousands)
	1998	1999	2000	2001	2002	2002	2003
Fixed charges:
Interest expense, other	$9,093	$21,041	$40,761	$34,595	$38,634	$28,136	30,066
Rent expense (interest factor)	2,543	6,909	15,522	18,717	22,244	16,097	18,678

Total fixed charges	11,636	27,950	56,283	53,312	60,878	44,233	48,744
Income from continuing operations before income taxes and cummulative effect of change in accounting principle	22,982	65,068	114,192	131,095	176,986	140,120	100,460

Income from continuing operations before income taxes and cummulative effect of change in accounting principle & fixed charges	$34,618	$93,018	$170,475	$184,407	$237,864	$184,353	$149,204

Ratio of earnings to fixed charges	3.0x	3.3x	3.0x	3.5x	3.9x	4.2x	3.1x